UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☑ Form 10-Q	☐ Form 10D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: June 30, 2007

☐           Transition Report on Form 10-K
☐           Transition Report on Form 20-F
☐           Transition Report on Form 11-K
☐           Transition Report on Form 10-Q
☐           Transition Report on Form N-SAR
For the Transition Period Ended: ______________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _____________________________________________________________________________________

PART I — REGISTRANT INFORMATION

Perficient, Inc.
Full name of registrant

1120 South Capital of Texas Highway, Building 3, Suite 220
Address of principal executive office (Street and Number)

Austin, Texas 78746
City, State and Zip Code

PART II — RULE 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑
  (b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or the subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Perficient, Inc., with its current and predecessor auditors, is evaluating the classification in its cash flow statement of certain previously reported payments associated with acquisitions.  The Company is unable to timely file its quarterly report on Form 10-Q for the quarter and year-to-date period ended June 30, 2007 because this ongoing evaluation could not be completed prior to the filing deadline without unreasonable effort or expense.  The outcome of this evaluation could result in a restatement of the Company’s cash flow statements and related disclosures previously issued for the years ended 2004, 2005, and 2006, and the quarter ended March 31, 2007 that would increase cash flows provided by operating activities and increase cash flows used in investing activities with no change to the total change in cash and cash equivalents in the affected periods.  If this evaluation indicates that a restatement of previously issued financial statements is required, the restatement would not affect the previously reported income statements (including earnings per share amounts), balance sheets or statements of stockholders’ equity amounts.

PART IV — OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification:

Paul E. Martin	(314)	785-1470
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or Section 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☑ Yes	☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑ Yes	☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On August 9, 2007, Perficient, Inc. issued a press release announcing its financial results for its fiscal quarter and year-to-date period ended June 30, 2007, and will furnish the results on a Current Report on Form 8-K with the U.S. Securities and Exchange Commission.  The Company’s results of operations for the quarter ended June 30, 2007 changed significantly from its results of operations for the quarter ended June 30, 2006.

For the second quarter ended June 30, 2007:

•	Revenues increased 40% to $52.6 million compared to $37.5 million during the second quarter of 2006;

•	Services revenues, excluding reimbursed expenses, increased 40% to $46.0 million compared to $32.8 million during the second quarter of 2006;

•	Earnings per share on a fully diluted basis were up 63% to $0.13 compared to $0.08 per share during the second quarter of 2006; and

•	Net income was up 74% to $4.0 million compared to $2.3 million during the second quarter of 2006.

Perficient, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 9, 2007	By:	/s/ Paul E. Martin
Paul E. Martin
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act.  The information contained in or filed with the form will be made a matter of the public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.
Electronic Filers.  This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties.  Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).